                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)(1)


                               ELECTRIC CITY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, $.0001 PER SHARE PAR VALUE
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                         (Title of Class of Securities)


                                   284868 10 6
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                                 (CUSIP Number)


                                   GUY PIAZZA
                            NEWCOURT CAPITAL USA INC.
                                      C/O
                               THE CIT GROUP, INC.
                     1211 AVENUE OF THE AMERICAS, 22ND FLOOR
                               NEW YORK, NY 10036
                                 (212) 382-7255
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 APRIL 18, 2001
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             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                       (Continued on the following pages)


                               Page 1 of 12 Pages


--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D


----------------------------------                   ---------------------------
        CUSIP No. 284868 10 6                                 Page 2 of 12
----------------------------------                   ---------------------------

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1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        THE CIT GROUP, INC.
        13-2994534
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
NUMBER OF
SHARES                    1,700,000 SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY EACH      8      SHARED VOTING POWER
REPORTING
PERSON WITH               NONE
                   -------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                          1,700,000 SHARES
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          NONE
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,700,000 SHARES
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.5%(1)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

(1) Based on 28,959,755 shares of common stock of Electric City Corp. outstanding as of March 31, 2001, as reported by Electric City Corp. in its Annual Report on Form 10-KSB filed April 20, 2001 and computed in accordance with Rule 13d-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


----------------------------------                   ---------------------------
        CUSIP No. 284868 10 6                                 Page 3 of 12
----------------------------------                   ---------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        NEWCOURT CAPITAL USA INC.
        36-3871861
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
NUMBER OF
SHARES                    1,700,000 SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY EACH      8      SHARED VOTING POWER
REPORTING
PERSON WITH               NONE
                   -------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                          1,700,000 SHARES
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          NONE
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,700,000 SHARES
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.5%(1)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

(1) Based on 28,959,755 shares of common stock of Electric City Corp. outstanding as of March 31, 2001, as reported by Electric City Corp. in its Annual Report on Form 10-KSB filed April 20, 2001 and computed in accordance with Rule 13d-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

                This statement relates to the beneficial ownership of shares of common stock, $.0001 par value per share ("Common Stock"), of Electric City Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1280 Landmeier Road, Elk Grove Village, IL, 60007.

ITEM 2. IDENTITY AND BACKGROUND.

                This statement is being filed by Newcourt Capital USA Inc. ("Newcourt") and The CIT Group, Inc. ("CIT," and collectively with Newcourt, the "Reporting Persons"). Newcourt is a Delaware corporation. Newcourt's address is 1211 Avenue of the Americas, 22nd Floor, New York, NY 10036. The principal business of Newcourt is commercial finance. CIT is a Delaware corporation. CIT's address is 1211 Avenue of the Americas, New York, NY 10036. The principal business of CIT is commercial finance.

                Set forth below is a list of the directors and executive officers of Newcourt and CIT. The list includes for each person his or her name, principal business address (if different from CIT's or Newcourt's, as applicable), present principal occupation or employment and, if not primarily employed by CIT or Newcourt, the name, principal business and address of any corporation or other organization in which such employment is conducted, and, if not a citizen of the United States, his or her country of citizenship.

        Executive Officers of Newcourt:

                Daryl MacLellan
                Chief Operating Officer

                Mr. MacLellan is a citizen of Canada.

                Charles Halam-Andres
                Senior Vice President and Secretary

                Mr. Halam-Andres is a citizen of Canada.

                Daniel M. Morash
                Managing Director

                John C. Wehner
                Senior Vice President

                Charles Brown
                Vice President

                Robert Golding
                Vice President

        Executive Officers of Newcourt Who Are Also Directors of Newcourt:

                David D. McKerroll
                President of Newcourt and Group CEO of Structured Finance for
                CIT

                Mr. McKerroll is a citizen of Canada.

        Directors of Newcourt:

                Bradley D. Nullmeyer
                Group CEO of Venture Technology Finance for CIT

                Mr. Nullmeyer is a citizen of Canada.

        Executive Officers of CIT:

                Thomas L. Abbate
                Executive Vice President and Chief Risk Officer

                Joseph M. Leone
                Executive Vice President and Chief Financial Officer

                Ernest D. Stein
                Executive Vice President and General Counsel

        Executive Officers of CIT Who Are Also Directors of CIT:

                Albert R. Gamper, Jr.
                Chairman of the Board of Directors, President and Chief Executive Officer

                William M. O'Grady
                Executive Vice President and Chief Administrative Officer

        Directors of CIT:

                Daniel P. Amos
                Chairman, President and Chief Executive Officer
                AFLAC Incorporated
                1932 Wynnton Road
                Columbus, GA 31999

                AFLAC is a general business holding company and acts as a management company, overseeing the operations of its subsidiaries by providing management services and making capital available.

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                                                                    Page 6 of 12


                John S. Chen
                Chairman, President and Chief Executive Officer
                Sybase, Inc.
                6475 Christie Avenue
                Emeryville, CA 94608

                The principal business of Sybase is software.

                Anthea Disney
                Executive Vice President, Content
                News Corporation Ltd.
                1211 Avenue of the Americas, 3rd Floor
                New York, NY 10036

                The principal business of News Corporation Ltd. is international communications.

                William A. Farlinger
                Chairman
                Ontario Power Generation, Inc.
                700 University Avenue
                Toronto, Ontario
                Canada M5G 1X6

                The principal business of Ontario Power Generation is electricity generation.
                Mr. Farlinger is a citizen of Canada.

                Thomas H. Kean
                President
                Drew University
                36 Madison Avenue
                Madison, NJ 07940

                The principal business of Drew University is education.

                Paul G. Morton
                Chairman
                Security Investment Corporation Limited
                Suite 600, 1090 Don Mills Road
                Toronto, Ontario
                Canada M3C 3R6

                The principal business of Security Investment Corporation Limited is private investment.
                Mr. Morton is a citizen of Canada.

                Takatsugu Murai
                Senior Managing Director and General Manager of Asia and President of the International Banking Company
                The Dai-Ichi Kangyo Bank, Limited
                1-5, Uchisaiwaicho 1-chome, Chiyoda-ku
                Tokyo 100, Japan

                The principal business of The Dai-Ichi Kangyo Bank, Limited is banking and finance.
                Mr. Murai is a citizen of Japan.

                Paul N. Roth
                Partner
                Schulte Roth & Zabel LLP
                919 Third Avenue
                New York, NY 10022

                The principal business of Schulte Roth & Zabel LLP is law.

                Peter J. Tobin
                Dean
                Peter J. Tobin College of Business, St. John's University Utopia Parkway
                Jamaica, NY 11439

                The principal business of St. John's University is education.

                Keiji Torii
                Managing Executive Officer, Regional Head of the Americas and General Manager, New York Branch
                The Dai-Ichi Kangyo Bank, Limited
                One World Trade Center, Suite 4911
                New York, NY 10048

                The principal business of The Dai-Ichi Kangyo Bank, Limited is banking and finance.
                Mr. Torii is a citizen of Japan.

                Theodore V. Wells, Jr.
                Partner
                Paul, Weiss, Rifkind, Wharton & Garrison
                1285 Avenue of the Americas
                New York, NY 10019

                The principal business of Paul, Weiss, Rifkind, Wharton & Garrison is law.

                Alan F. White
                Senior Associate Dean
                Alfred P. Sloan School of Management, Massachusetts Institute of Technology
                50 Memorial Drive
                Cambridge, MA 02142

                The principal business of MIT is education.

                During the last five years, none of the executive officers and directors of Newcourt or CIT has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Unless otherwise noted above, each of the executive officers and directors listed is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                Newcourt obtained a warrant to purchase 1,700,000 shares of the Company's Common Stock (the "Warrant") at an exercise price of $2.50 per share as partial consideration in connection with Newcourt's agreement to loan the Company up to $2,000,000 pursuant to the Convertible Senior Subordinated Promissory Note and Warrant Purchase Agreement, dated as of April 18, 2001, by and between Newcourt and the Company (the "Purchase Agreement"). The Warrant is immediately exercisable and expires on April 18, 2004.

                The source of funds for the loan came from Newcourt's working capital.

ITEM 4. PURPOSE OF TRANSACTION.

                Newcourt acquired the Warrant for investment purposes.

                Newcourt Capital Securities, Inc., an indirect wholly owned subsidiary of CIT, currently serves as a placement agent for the Company for a proposed private placement of certain of the Company's convertible preferred equity securities. Newcourt agreed to loan the Company up to $2,000,000 for working capital while the Company attempts to complete the proposed private placement of the convertible preferred equity securities. As of April 30, 2001, the Company had borrowed $1,000,000 under the loan.

                Newcourt may purchase up to $4,000,000 of the convertible preferred equity securities to be issued and sold in the contemplated private placement, up to $2,000,000 (plus accrued interest thereon) of which may be purchased by Newcourt through the conversion of the notes issued by the Company to Newcourt under the Purchase Agreement. The convertible preferred equity securities will be convertible into Common Stock of the Company. In addition, upon the successful completion of the private placement, Newcourt will receive a warrant to purchase 6% of the Common Stock of the Company on a fully diluted basis and, upon receipt thereof, Newcourt will surrender the Warrant.

                Under the proposed terms of the convertible preferred equity securities that are the subject of the contemplated private placement, holders of such convertible preferred equity securities are expected to be able to elect three of the Company's directors. If Newcourt becomes a holder of such convertible preferred equity securities, it would be able to elect one of those three directors.

                As set forth more fully in paragraph 2 of Item 6, the notes issuable by the Company to Newcourt under the Purchase Agreement are convertible into Common Stock of the Company if the Company fails to complete the contemplated private placement of its convertible preferred equity securities by July 16, 2001.

                Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Newcourt, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                (a) (1) Newcourt. The shares of Common Stock of the Company that Newcourt beneficially owns constitute 5.5% of the outstanding Common Stock of the Company, based upon the number of shares of Company Common Stock shown as outstanding in the Company's most recent Annual Report of Form 10-KSB, which was filed on April 20, 2001. Such beneficial ownership arises by virtue of Newcourt's acquisition of the Warrant, which is immediately exercisable and gives Newcourt the right to acquire 1,700,000 shares of the Company's Common Stock.

                    (2) CIT. The shares of Common Stock of the Company that CIT beneficially owns constitute 5.5% of the outstanding Common Stock of the Company, based upon the number of shares of Company Common Stock shown as outstanding in the Company's most recent Annual Report on Form 10-KSB, which was filed on April 20, 2001. Such beneficial ownership arises because Newcourt, the holder of the Warrant, is an indirect wholly owned subsidiary of CIT and Newcourt's decisions with respect to the Warrant may be influenced by CIT.

                (b) (1) Newcourt. Assuming full exercise of the Warrant by Newcourt at an exercise price of $2.50 per share, which is the initial exercise price of the Warrant, Newcourt has the sole power of voting and disposition with respect to 1,700,000 shares of Company Common Stock.

                    (2) CIT. Assuming full exercise of the Warrant by Newcourt at an exercise price of $2.50 per share, which is the initial exercise price of the Warrant, CIT has the sole power of voting and disposition with respect to 1,700,000 shares of Company Common Stock.

                (c) Except as set forth above, there are no other transactions that were effected during the last sixty days by Newcourt or CIT with respect to shares of Electric City Common Stock.

                (d) Not applicable.

                (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                The Company and Newcourt Capital Securities, Inc. have entered into an arrangement pursuant to which Newcourt Capital Securities, Inc. serves as the Company's placement agent with respect to a proposed private placement of certain of the Company's convertible preferred equity securities. Pursuant to that arrangement, Newcourt will receive upon successful completion of the private placement a warrant to purchase 6% of the Common Stock of the Company (on a fully diluted basis) and a fee equal to 5% of the gross proceeds received by the Company in connection with the sale of the convertible preferred equity securities in such private placement.

                On April 18, 2001, Newcourt and the Company entered into the Purchase Agreement pursuant to which Newcourt agreed to loan the Company up to $2,000,000 in exchange for one or more convertible senior subordinated promissory notes and the Warrant. On that date, Newcourt loaned the Company $1,000,000 in exchange for one such convertible senior subordinated promissory note (the "Note"). Under the terms of the Note, the Company is obligated to repay the principal plus interest thereon by July 16, 2001. The principal and interest due under the Note is convertible into equity securities of the Company at Newcourt's option. If the Company successfully completes the issue and sale, on or prior to July 16, 2001, of shares of its convertible preferred equity securities for an aggregate purchase price of not less than $8 million (a "Qualifying Transaction"), Newcourt has the option to convert all or any part of the principal and interest under the Note into such convertible preferred equity securities. If the Company has not completed a Qualifying Transaction by July 16, 2001, Newcourt has the option to convert all or any part of the principal and interest due under the Note into shares of Common Stock of the Company at the lesser of (1) $1.00 per share or (2) the average closing price of the Company Common Stock as quoted on the American Stock Exchange (or any national securities exchange or automated quotation service on which the Company's Common Stock is then listed for trading) during the five consecutive trading days ending on the day immediately prior to the date of conversion. The terms of any other convertible senior subordinated promissory notes that may be issued by the Company to Newcourt under the Purchase Agreement will have the same conversion features as the Note.

                As a condition precedent to Newcourt loaning additional funds under the Purchase Agreement, three of the Company's principal stockholders (who collectively own more than 50% of the Company's outstanding Common Stock as of March 31, 2001) must deliver a voting agreement to Newcourt pursuant to which such stockholders agree (1) to vote for an amendment to the Company's certificate of incorporation increasing the Company's authorized Common Stock from 60,000,000 to 75,000,000 and (2) to vote to approve, if necessary, the transactions associated with the issuance and sale of the Company's convertible preferred equity securities that are the subject of the Company's contemplated private placement.

                On April 18, 2001, the Company and Newcourt entered into a Registration Rights Agreement. Under the Registration Rights Agreement, the Company agreed to use its best efforts to cause to become effective one or more "shelf" registration statements with respect to the shares of Company Common Stock issued or issuable upon exercise of the Warrant, as well as those shares of Company Common Stock issued or issuable upon conversion of the Note or any other note issued under the Purchase Agreement. The Company shall not be required to effect more than two registrations of Form S-1 and two registrations of Form S-3 under the Registration Rights Agreement.

                Except as set forth above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        1.      Joint Filing Agreement.

        2. Convertible Senior Subordinated Promissory Note and Warrant Purchase Agreement, dated as of April 18, 2001, by and between Electric City Corp. and Newcourt Capital USA Inc.

        3. Convertible Senior Subordinated Promissory Note, dated April 18, 2001, in favor of Newcourt Capital USA Inc. issued by Electric City Corp.

        4. Warrant Certificate to Purchase Shares of Common Stock, Par Value $.0001 Per Share, of Electric City Corp., dated as of April 18, 2001, by and between Electric City Corp. and Newcourt Capital USA Inc.

        5. Registration Rights Agreement, dated as of April 18, 2001, by and between Electric City Corp. and Newcourt Capital USA Inc.

        6. Form of Voting Agreement by and among Pino, LLC, NCVC, LLC, DYDX, LLC and Newcourt Capital USA Inc.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   April 30, 2001

                                       THE CIT GROUP, INC.

                                              By: /s/ WILLIAM M. O'GRADY
                                                  ------------------------------
                                              Name: William M. O'Grady
                                              Its:  Executive Vice President and
                                                    Chief Administrative Officer

                                       NEWCOURT CAPITAL USA INC.

                                              By: /s/ DANIEL M. MORASH
                                                  ------------------------------
                                              Name: Daniel M. Morash
                                              Its:  Managing Director